United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
November 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑      Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐      No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐      No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐      No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Signature Page

Press Release
CVRD prices US$ 3.75 billion notes due 2017 and 2036
Rio de Janeiro, November 16, 2006 — Companhia Vale do Rio Doce (CVRD) announces the pricing of a US$ 3.75 billion offering of 10-year and 30-year notes by its wholly-owned subsidiary Vale Overseas Limited.
The US$ 1.25 billion Guaranteed Notes due 2017 will bear a coupon of 6.25% per year, payable semi-annually, at a price of 99.267% of the principal amount. These notes will mature in January 2017 and were priced with a yield to maturity of 6.346% per year, resulting in a spread of 168 basis points over the US Treasures.
The US$ 2.50 billion Guaranteed Notes due 2036 will bear a coupon of 6.875% per year, payable semi-annually, at a price of 98.478% of the principal amount. These notes will mature in November 2036 and were priced with a yield to maturity of 6.997% per year, resulting in a spread of 225 basis points over the US Treasures.
Each series of notes is rated Baa3 by Moody’s Investor Services and BBB (credit watch negative) by Standard & Poor’s Rating Services. The notes will be unsecured obligations of Vale Overseas and will be fully and unconditionally guaranteed by CVRD. The guarantee will rank equally in right of payment with all of CVRD’s other unsecured and unsubordinated debt obligations.
CVRD will use the net proceeds of the offering to repay a portion of the amounts outstanding under its two-year senior acquisition facility used to finance its recent acquisition of Inco Limited.
The offering was oversubscribed by 3.4 times. CVRD 2017 was placed with 290 investors and CVRD 2036, 240 investors from USA, Europe and Asia. The dominant share of high-grade bond investors - 60% — epitomizes the quality of the demand for the CVRD 2017 and CVRD 2036 notes.
The CVRD US$ 3.75 billion notes issuance was the largest debt issuance ever made by a Latin American company in the global capital markets, demonstrating the continued confidence of the global capital markets in the ability of CVRD to generate a strong and steady cash flow.
Credit Suisse Securities (USA) LLC (Credit Suisse), UBS Securities LLC (UBS), ABN AMRO Incorporated (ABN AMRO) and Santander Investment Securities Inc. (Santander) acted as joint-lead managers and bookrunners.
CVRD and Vale Overseas have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of the notes. Before you invest, you should read the prospectus in that registration statement and other documents CVRD and Vale Overseas have filed with the SEC for more complete information about the companies and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, UBS, ABN AMRO, and Santander will arrange to send you the prospectus upon request by calling toll-free 1-888-226-3754 (in the United States), by calling collect 212-409-7563 (outside the United States).
This press release is not an offer to sell, nor a solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state or jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

For further information, please contact

Press Release
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Daniela Tinoco: daniela.tinoco@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This release may include statements that present the Company’s management’s expectations on future events or future results. All statements based on future expectations and not on historical facts involve various risks and uncertainties. The Company cannot guarantee that such statements will be realized in fact. Such risks and uncertainties include factors in relation to: the Brazilian and Canadian economies and capital markets, which are volatile and may be affected by developments in other countries; the iron ore and nickel businesses and their dependence on the steel industry, which is cyclical by nature; and the highly competitive nature of the industries in which CVRD operates. To obtain additional information on factors which could give rise to results different from those indicated by the Company, please consult the reports filed with the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários) and the US Securities and Exchange Commission (SEC), including CVRD’s most recent Form 20F Annual Report.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2006	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations